

JOHN D. BRINER
LAW CORPORATION

August 31, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Attention: Carmen Moncada-Terry
Division of Corporation Finance

Dear Madam:

Re: RODINIA MINERALS, INC.

We are writing to acknowledge receipt of your comment letter dated August 15, 2005.

We will be addressing all of your comments in a subsequent letter, which we anticipate we will be able to forward to you within the next ten days.

Yours truly,

JOHN D. BRINER LAW CORPORATION

Per:

John D. Briner

/lhz

SUITE 302, 850 W. HASTINGS ♦ VANCOUVER, BC V6C 1E1 ♦ TEL 604 685 7552♦ FAX 604 685 7551

JOHN D. BRINER
LAW CORPORATION

To:	Carmen Moncada-Terry	**From:**	John D. Briner
Fax:	202-772-9368	**Date:**	August 31, 2005
Phone:	202-551-3687	**Pages:**	2 (including coversheet)
Re:	Rodinia Minerals, Inc.	**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

•Comments:

Please see attached.

Best regards,

John D. Briner
/lhz

SUITE 302, 850 W. HASTINGS • VANCOUVER, BC V6C 1E1
TEL 604 685 7552 • FAX 604 685 7551